UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 18, 2021

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the information under the headings “Biography of the proposed new member and Chairman of the Board of Directors” and “Biographies of the proposed new members of the Board of Directors” and the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com.” Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media release Zurich, March 18, 2021

Credit Suisse publishes its 2020 Annual Report, launches its Sustainability Report and communicates the agenda for the 2021 Annual General Meeting of Shareholders

Zurich, March 18, 2021 – Credit Suisse Group AG and Credit Suisse AG today published the 2020 annual reporting suite, comprising the Annual Report and the first edition of the Sustainability Report. The Annual Report includes Credit Suisse’s audited financial statements and the Compensation Report. The launch of the Sustainability Report is a testament to the bank’s ambition to become a leading provider of sustainable solutions in the financial industry. Furthermore, Credit Suisse published the agenda for the Annual General Meeting of Shareholders which will take place on April 30, 2021 in Horgen (Zurich).

All of the documents listed above are available on the Credit Suisse website.

2020 annual reporting suite and launch of the Sustainability Report
The 2020 Annual Report contains a detailed presentation of the Group’s structure, corporate governance, compensation practices and treasury and risk management framework. Additionally, it includes a review of the Group’s operating and financial results accompanied by its audited annual financial statements.

For 2020, Credit Suisse has enhanced the scope of the reporting included in the former Corporate Responsibility Report and is publishing this for the first time as the Credit Suisse Sustainability Report. It shows how Credit Suisse’s commitments and aspirations in sustainability are put into practice as a key component of the bank’s operations. The Sustainability Report provides an overview of our principal activities and milestones and includes new disclosures pursuant to the Sustainability Accounting Standards Board (SASB) standards for the first time, as well as enhanced Task Force on Climate-related Financial Disclosures (TCFD) disclosures. Lydie Hudson, CEO of Sustainability, Research & Investment Solutions (SRI), says: “The Sustainability Report underscores our commitment to transparency and dialogue with stakeholders. We are delighted to share with you details of our ESG strategy in the context of our enhanced efforts that started with the creation of SRI in July 2020.”

All publications are available for download as of 07:00 CET today, and hard copies can be ordered free of charge, at: www.credit-suisse.com/annualreporting.

The 2020 Annual Report on Form 20-F will be filed with the US Securities and Exchange Commission and will be available for download at: www.credit-suisse.com/sec.

Media release Zurich, March 18, 2021

2021 Annual General Meeting of Shareholders
The Credit Suisse Annual General Meeting (AGM) on April 30, 2021 will be held in accordance with the requirements of Ordinance 3 of the Swiss Federal Council on measures to combat the coronavirus (COVID-19) and without the personal attendance of shareholders. Shareholders are requested to vote in advance by giving a power of attorney and voting instructions to the independent proxy. The respective deadline is April 27, 2021. Credit Suisse invites shareholders to join the AGM through a webcast on www.credit-suisse.com/agm. The voting results will also be published on www.credit-suisse.com/agm shortly after the AGM. The agenda for the 2021 AGM, published by the Board of Directors of Credit Suisse Group AG (Board of Directors), includes but is not limited to:

Proposal for a distribution of a dividend to shareholders of CHF 0.2926 per share for the financial year 2020 with 50% being paid out of the capital contribution reserves and 50% from retained earnings.

	Proposal for the election of António Horta-Osório as a new member and Chairman of the Board of Directors for a term until the next AGM; Urs Rohner is not standing for re-election.

Proposal for the election of Clare Brady and Blythe Masters as new members of the Board of Directors for a term until the end of the next AGM. Proposal for the re-election of the other members of the Board of Directors; Joaquin J. Ribeiro and John Tiner are not standing for re-election.

	Approval of the compensation of the Board of Directors and the Executive Board, as well as a consultative vote on the 2020 Compensation Report.

Distribution payable out of capital contribution reserves and retained earnings
As previously announced, the Board of Directors will propose to the shareholders at the AGM on April 30, 2021 a cash distribution of CHF 0.2926 per share for the financial year 2020. This is in line with our intention to increase the ordinary dividend per share by at least 5% per annum. 50% of the distribution will be paid out of capital contribution reserves, free of Swiss withholding tax and not subject to income tax for Swiss resident individuals holding the shares as a private investment, and 50% will be paid out of retained earnings, net of 35% Swiss withholding tax.

Changes to the Board of Directors
Having served the Board of Directors for the maximum standard term limit of 12 years, of which 10 years as Chairman, Urs Rohner is not standing for re-election. The Board of Directors proposes to the shareholders to elect António Horta-Osório as a new member and Chairman of the Board of Directors for a term until the end of the next AGM. Additionally, the Board of Directors puts forward proposals for the election of Clare Brady and Blythe Masters as new members of the Board of Directors for a term until the end of the next AGM. After having served the Board of Directors for 12 years, John Tiner has reached the maximum standard term limit and will therefore not be standing for re-election. Joaquin J. Ribeiro joined the Board of Directors in 2016 and will also not be standing for re-election. All other members of the Board of Directors will stand for re-election for a further term of office of one year.

Media release Zurich, March 18, 2021

Approval of the compensation of the Board of Directors and the Executive Board
In accordance with the requirements of the Ordinance against Excessive Compensation with respect to Listed Stock Corporations, shareholders will vote separately, and with binding effect, on the overall compensation of the Board of Directors and the Executive Board at the AGM.

Shareholders approve, on an annual basis, the compensation of the Board of Directors in a prospective vote for the period until the next ordinary General Meeting of Shareholders, i.e. until the 2022 AGM. The Board of Directors proposes that shareholders approve a maximum aggregate compensation for the Board of Directors of CHF 12.0 million.

Additionally, the shareholders, on an annual basis, approve the compensation of the Executive Board. Compensations consists of: fixed compensation, short-term variable incentive compensation and long-term variable incentive compensation.

For the 2021 AGM, the Board of Directors proposes that shareholders approve the aggregate amount of CHF 15.7 million for short-term variable incentive compensation for the 2020 financial year in a retrospective vote and the aggregate amount of CHF 25.1 million for long-term variable incentive compensation (based on fair value at grant) for the Executive Board for the 2021 financial year in a prospective vote. Additionally, the Board of Directors proposes that shareholders approve a maximum aggregate amount of CHF 31.0 million of fixed compensation for the Executive Board for the period from the 2021 AGM until the 2022 AGM in a prospective vote.

Consultative vote on the 2020 Compensation Report
Consistent with our practice in prior years, the 2020 Compensation Report, which is part of Credit Suisse Group AG’s Annual Report, will be presented to shareholders at the 2021 AGM for a consultative vote.

Invitation to the AGM and publication of agenda
The invitation and agenda for the 2021 AGM are available on the Credit Suisse website at: www.credit-suisse.com/agm.

1Q21 Earnings Release
Credit Suisse expects to announce its financial results for the first quarter of 2021 on April 22, 2021.

Media release Zurich, March 18, 2021

Biography of the proposed new member and Chairman of the Board of Directors

António Horta-Osório, born in 1964, is a citizen of both Portugal and the UK. He is the Group Chief Executive of Lloyds Banking Group, the largest retail and commercial bank in the UK, until the end of April 2021. António Horta-Osório is a leading figure in the financial services industry, with a successful career in the international banking business dating back more than 30 years. He started his banking career in 1987 at Citigroup in Portugal, where he became Head of Capital Markets. From 1991 to 1993, he worked in corporate finance at Goldman Sachs in New York and London. In 1993, he joined Grupo Santander, where he held various management functions as Chief Executive Officer, developing and expanding the business successfully in various core countries, including at Banco Santander de Negócios Portugal, Banco Santander Brazil, at which he also held the Chair function, and Banco Santander Totta (Portugal). Following tenures as Executive Vice President of Banco Santander in Spain and Chief Executive Officer of Santander UK/Abbey, he assumed his current role at Lloyds Banking Group in 2011. Furthermore, António Horta-Osório served on the Court of Directors of the Bank of England from 2009 to 2011, in a personal capacity. In addition to his role with Lloyds Banking Group, António Horta-Osório currently serves as a non-executive director at Exor in the Netherlands, at Fundação Champalimaud in Portugal, Sociedade Francisco Manuel dos Santos in Portugal, and Stichting/Enable INPAR in the Netherlands, as well as Chairman of the Board of Trustees of the Wallace Collection in London. In addition, he is the Chairman designate of BIAL, a privately held pharmaceutical company in Portugal. António Horta-Osório holds a degree in management and business administration from the Catholic University of Lisbon, as well as an MBA from INSEAD, and has completed an AMP from Harvard Business School. Upon his election to the Board of Directors of Credit Suisse, António Horta-Osório intends to take up residence in Switzerland. The Board of Directors has determined him to be independent under the Group’s independence standards.

Biographies of the proposed new members of the Board of Directors

Clare Brady, born in 1963, a British citizen, was Director of Internal Audit at the International Monetary Fund (IMF) from 2014 to 2017, and has been a member of the Audit and Risk Commission of the International Federation of Red Cross and Red Crescent Societies (IFRC) in Switzerland since 2020. In addition, she has been a non-executive member of the Board of Directors of Fidelity Asian Values in the UK since 2019 and a Trustee of The Golden Charter Trust in Scotland since 2020. She is a recognized expert in the areas of audit, compliance, and risk management, and can look back on a successful career spanning more than 30 years. She started her career in 1987 at the National Audit Office in the UK, followed by positions in Internal Audit for the Bank of New York, First National Bank of Chicago, Republic National Bank of New York and then as Chief Auditor for Safra Republic Holdings. In 2000, she assumed the role of Global Head of Compliance in the Private Banking area of HSBC. Thereafter she joined Barclays Capital as Global Head of Internal Audit, and subsequently worked as Head of Internal Audit at the Bank of England until 2005. During the period 2005 to 2009, she was Head of Group Audit for the UK and Asia Pacific at Deutsche Bank, and then Vice President and Auditor General of the World Bank Group until 2013. Clare Brady holds a bachelor’s degree in economics from the London School of Economics and is a Chartered Governance Professional

Media release Zurich, March 18, 2021

of the Chartered Governance Institute in London. Clare Brady lives in the UK. The Board of Directors has determined her to be independent under the Group’s independence standards.

Blythe Masters, born in 1969, a British citizen, has been Industry Partner at Motive Partners in the United States since 2019, where she also serves as CEO and board member of Motive Capital Corporation. Motive Capital Corporation is a special purpose acquisition company (SPAC), a non-operating entity with the purpose of acquiring an existing, operational business. Once such acquisition has been completed, Blythe Masters will not serve as the CEO of the acquired business. In addition, she is a member of the Board of Directors of A.P. Møller – Maersk, a member of the Board of Directors and Chair of the Audit Committee for the investment and advisory company GCM Grosvenor, and Chair of the Board and member of the Audit Committee at Phunware, an enterprise mobile platform. She is also a member of the International Advisory Board of Santander Group and a member of the Board of Directors of Open Digital Services in Spain. Blythe Masters possesses considerable managerial experience in the financial services industry, particularly in corporate and investment banking, as well as in the financial technology sector. She started her career in 1991 at J.P. Morgan Chase, where she held various management positions until 2015, including Chief Financial Officer of the Investment Bank, Head of Credit Policy and Strategy and Global Credit Portfolio, Head of Corporate & Investment Bank Regulatory Affairs, and Head of Global Commodities. In 2015, she joined Digital Asset Holdings, an enterprise blockchain company, where she served as CEO until 2018. Blythe Masters holds a B.A. in economics from Trinity College, Cambridge. She lives in the United States. The Board of Directors has determined her to be independent under the Group’s independence standards.

CONTACT DETAILS
Kinner Lakhani, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
Katrin Schaad, Corporate Communications, Credit Suisse Tel: +41 844 33 88 44 Email: media.relations@credit-suisse.com
Important information
Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Certain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify

Media release Zurich, March 18, 2021

information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

In various tables, use of “–” indicates not meaningful or not applicable.

The English language version of this document is the controlling version.

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 48,770 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
-	our plans, targets or goals;
-	our future economic performance or prospects;
-	the potential effect on our future performance of certain contingencies; and
-	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
-	the ability to maintain sufficient liquidity and access capital markets;
-	market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
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the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;

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the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

-
potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

-	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
-	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
-	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
-	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
-	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
-	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
-	political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
-	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
-	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
-	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
-	operational factors such as systems failure, human error, or the failure to implement procedures properly;
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the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

-	the adverse resolution of litigation, regulatory proceedings and other contingencies;

Media release Zurich, March 18, 2021

-
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

-	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
-	the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
-	the potential effects of changes in our legal entity structure;
-	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
-	the ability to retain and recruit qualified personnel;
-	the ability to maintain our reputation and promote our brand;
-	the ability to increase market share and control expenses;
-	technological changes instituted by us, our counterparties or competitors;
-	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
-	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
-	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Flavio Lardelli
Flavio Lardelli
Director

/s/ Annina Müller
Annina Müller
Date: March 18, 2021		Vice President